Exhibit (a)(12)
INSTRUCTIONS
FORMING PART OF THE TERMS AND CONDITIONS OF THE OFFER
1. Delivery of Election Form. A properly completed and duly executed Election Form must be received by Finisar by 9:00 p.m. Pacific Standard Time on the Expiration Date.
Finisar intends to disseminate an Election Confirmation Statement via email to your Finisar email address within two business days after your submission of your Election Form on the Offer website at https://finisar.equitybenefits.com/. If you have not received an Election Confirmation Statement in the timeframe prescribed, Finisar recommends you email a copy of your Print Confirmation page you will have printed from the Offer website to the Finisar Tender Offer Call Center at finisarcc@sos-team.com prior to the expiration of the Offer.
You may change your election with respect to your Eligible Options at any time up to 9:00 p.m. Pacific Standard Time on the Expiration Date. If the Offer is extended by Finisar beyond that time, you may change your election with respect to your tendered Eligible Options at any time until the extended expiration date of the Offer. In addition, if Finisar does not accept your tendered options by 9:00 p.m. Pacific Standard Time on February 14, 2008, you may revoke your election with respect to your tendered options at any time thereafter until those options are accepted for replacement. To validly change or revoke your election, you must access the Offer website at https://finisar.equitybenefits.com/ and complete and deliver a new Election Form to Finisar prior to the expiration of the Offer. You should print a copy of your revised Election Form and updated Print Confirmation page and keep those documents with your other records for the Offer. You may change your previously submitted elections as many times as you would like prior to the expiration of the Offer.
Finisar will not accept any alternative, conditional or contingent tenders. All persons tendering Eligible Options will, by completing and executing the Election Form, waive any right to receive any notice of the acceptance of their tender, except as provided for in the Offer.
2. Tenders. If you intend to tender your Eligible Options for replacement pursuant to the Offer, you must log in to the Offer website at https://finisar.equitybenefits.com/ and properly complete and duly execute the Election Form. If you decide to tender a particular Eligible Option, you must tender all of that option for replacement. If you hold more than one Eligible Option, you may elect to tender one or more of those options and retain the balance.
3. Signatures on This Election Form. You must electronically sign this Election Form.
4. Requests for Assistance or Additional Copies. Any questions or requests for assistance, as well as requests for paper copies of the Offer document or this Election Form may be directed to the Finisar Tender Offer Call Center at 1-800-516-4699 or finisarcc@sos-team.com. Copies will be furnished promptly at Finisar’s expense.
5. Irregularities. Finisar will determine, in its discretion, all questions as to the form of documents and the validity, form, eligibility (including time of receipt) and acceptance of any tendered option. Finisar will also decide, in its discretion, all questions as to (i) the portion of each outstanding option that comprises an Eligible Option for purposes of the Offer; (ii) the Adjusted Exercise Price to be in effect under each New Option, (iii) the number of shares of Finisar common stock purchasable under each New Option at the Adjusted Exercise Price and (iv) the number of shares of Finisar common stock subject to any RSUs issuable with respect to each New Option. Finisar’s determination of such matters will be final and binding on all parties. Finisar reserves the right to reject any or all tenders which it determines do not comply with the conditions of the Offer, are not in proper form or the acceptance of which would be unlawful. Finisar also reserves the right to waive any of the conditions of the Offer or any defect or irregularity in the tender with respect to any particular Eligible Option or any particular Eligible Optionee and Finisar’s interpretation of the terms of the Offer (including these instructions) will be final and binding on all parties. No tender of an Eligible Option will be deemed to be properly made until all defects and irregularities have been cured by the tendering Eligible Optionee or waived by Finisar. Unless waived, any defects or irregularities in connection with the tender of an Eligible Option must be cured within such time as Finisar shall determine. Neither Finisar nor any other person is or will be obligated to give notice of any defects or irregularities with respect to the tendered options, and no person will incur any liability for failure to give any such notice. If the table on the cover page of this Election Form includes options that are not eligible for the Offer, Finisar will not accept those options for replacement, but Finisar does intend to accept for replacement any properly tendered Eligible Option set forth in that table.
6. Important Tax Information. You should refer to Section 15 of the Offer, which contains important U.S. federal tax information concerning the Offer. All Eligible Optionees with Eligible Options are strongly encouraged to consult with their own tax advisors as to the consequences of their participation in the Offer.
7. Copies. You should print a copy of this Election Form, after you have completed and signed it, and retain it for your records.
8. Paper Delivery. If you are not able to submit your election electronically via the Offer website as a result of technical failures inherent to the website, such as the website being unavailable or the website not accepting your election, or if you do not otherwise have access to the Offer website for any reason (including lack of internet services), you must complete a paper Election Form and return it to Finisar via facsimile to
1-888-606-7624. To obtain a paper Election Form, please contact the Finisar Tender Offer Call Center at 1-800-516-4699 or
finisarcc@sos-team.com.
IMPORTANT: THE COMPLETED AND SIGNED ELECTION FORM MUST BE RECEIVED BY FINISAR BY 9:00 P.M. PACIFIC STANDARD TIME ON THE EXPIRATION DATE.